UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Lands’ End, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509F105

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,615,280
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,615,280
	10.	Shared Dispositive Power 10,102,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,717,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 31,991,343 shares of Common Stock outstanding as of December 2, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2015, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2015.

CUSIP No. 51509F105

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 45,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 45,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 31,991,343 shares of Common Stock outstanding as of December 2, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2015, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2015.

CUSIP No. 51509F105

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 58,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 31,991,343 shares of Common Stock outstanding as of December 2, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2015, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2015.

CUSIP No. 51509F105

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,718,592
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,718,592
	10.	Shared Dispositive Power 10,102,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,820,834
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 31,991,343 shares of Common Stock outstanding as of December 2, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2015, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2015.

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,718,592
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,718,592
	10.	Shared Dispositive Power 10,102,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,820,834
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.6% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 31,991,343 shares of Common Stock outstanding as of December 2, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2015, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2015.

CUSIP No. 51509F105

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,820,834
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,718,592
	10.	Shared Dispositive Power 10,102,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,820,834
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 31,991,343 shares of Common Stock outstanding as of December 2, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2015, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2015.

This Amendment No. 7 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Lands’ End, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership, RBS Investment Management, L.L.C., a Delaware limited liability company, CRK Partners, LLC, a Delaware limited liability company, ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In various open market purchases between December 9, 2015 and December 11, 2015, Mr. Lampert acquired an aggregate of 231,856 shares of Common Stock for aggregate consideration of approximately $5,330,152 (excluding commissions) using personal funds.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“On December 11, 2015, Partners, Mr. Lampert and Watermill Institutional Trading LLC (“Watermill”) entered into a Stock Purchase Plan (the “Watermill 10b5-1 Plan”), pursuant to which Watermill will purchase shares of Common Stock on behalf of Partners and Mr. Lampert. Transactions under the Watermill 10b5-1 Plan will be subject to certain price and volume restrictions. The Watermill 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”). The Watermill 10b5-1 Plan terminates on the earliest to occur of (1) the opening of the trading window following the blackout period implemented at the close of trading on December 11, 2015 pursuant to the Insider Trading Policy of the Issuer, as may be extended pursuant to such policy, (2) the completion of the purchases contemplated by the Watermill 10b5-1 Plan, (3) the date Watermill becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, in each case with respect to the Issuer or the taking of any corporate action by the Issuer to authorize or commence any of the foregoing, (4) the date the Issuer or any other person publicly announces a tender or exchange offer with respect to the Common Stock or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Common Stock would be exchanged or converted into cash, securities or other property, or (5) Partners and Mr. Lampert’s, or Watermill’s, reasonable determination that: (i) the Watermill 10b5-1 Plan does not comply with Rule 10b5-1 or other applicable securities laws; or (ii) Partners and Mr. Lampert have not, or Watermill has not, complied with the Watermill 10b5-1 Plan, Rule 10b5-1 or other applicable securities laws.

The foregoing description of the Watermill 10b5-1 Plan is qualified in its entirety by reference to the full text of the Watermill 10b5-1 Plan which is attached as Exhibit 99.6 hereto (excluding Appendix A which contains the pricing, volume and allocation parameters) and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of December 14, 2015, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	16,717,522	(1)	52.3%	6,615,280		0	6,615,280		10,102,242	(1)
SPE I Partners, LP	45,156		0.1%	45,156		0	45,156		0
SPE Master I, LP	58,156		0.2%	58,156		0	58,156		0
RBS Partners, L.P.	16,820,834	(1)(2)	52.6%	6,718,592	(2)	0	6,718,592	(2)	10,102,242	(1)
ESL Investments, Inc.	16,820,834	(1)(3)	52.6%	6,718,592	(4)	0	6,718,592	(3)	10,102,242	(1)
Edward S. Lampert	16,820,834	(1)(4)	52.6%	16,820,834	(1)(4)	0	6,718,592	(4)	10,102,242	(1)

(1)	This number includes 10,102,242 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 6,615,280 shares of Common Stock held by Partners, 45,156 shares of Common Stock held by SPE I and 58,156 shares of Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners, SPE I and SPE Master I.
(3)	This number includes 6,615,280 shares of Common Stock held by Partners, 45,156 shares of Common Stock held by SPE I and 58,156 shares of Common Stock held by SPE Master I. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.
(4)	This number includes 6,615,280 shares of Common Stock held by Partners, 45,156 shares of Common Stock held by SPE I and 58,156 shares of Common Stock held by SPE Master I. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 8, 2014).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on April 8, 2014).

99.3	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated by reference to Exhibit 99.3 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.4	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.4 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.5	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.5 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.6	Stock Purchase Plan, dated December 11, 2015, among Edward S. Lampert, ESL Partners, L.P. and Watermill Institutional Trading LLC (excluding Appendix A) (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2015	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

LANDS’ END, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	12/09/2015	Open Market Purchases	133,518		$22.9846
Edward S. Lampert	12/10/2015	Open Market Purchases	24,124		$22.9884
Edward S. Lampert	12/11/2015	Open Market Purchases	74,214		$22.9973

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 8, 2014).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on April 8, 2014).

99.3	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated by reference to Exhibit 99.3 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.4	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.4 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.5	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.5 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.6	Stock Purchase Plan, dated December 11, 2015, among Edward S. Lampert, ESL Partners, L.P. and Watermill Institutional Trading LLC (excluding Appendix A) (filed herewith).